December 20, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”) (File Nos. 333-28339 and 811-08239)

Dear Mr. Rosenberg:

On April 19, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 133 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 135 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (the “Amendment”). The Amendment was filed for the purpose of adding a new series to the Trust—Ether ProFund (formerly, Ether Strategy ProFund) (the “Fund”).1

We received comments from you relating to the Amendment on November 6, 2024. On December 16, 2024, we received additional comments from you. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s Prospectus and Statement of Additional Information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Derivatives Risk Management

1.Comment: Please supplementally provide an outline of the Fund’s plans for complying with Rule 18f-4 of the Investment Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund’s relative VaR test. Please confirm that the designated index is unleveraged given that the Fund’s portfolio consists of derivatives that include economic leverage.

Response: The Fund intends to comply with Rule 18f-4 at the time the Fund is launched. The Fund has adopted and is implementing a written derivatives risk management program, which includes policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by

1The Advisor has determined not to move forward with the launch of Bitcoin & Ether Strategy ProFund at this time.

the Fund's Board as the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to ether futures contracts as well as reverse repurchase agreements. The program will provide risk guidelines that, among other things, consider and provide for (i) limits on the Fund's futures exposure; (ii) monitoring and assessment of a Fund's exposure to illiquid investments (if any); (iii) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs and exposure to such counterparties and FCMs; and (iv) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for VaR testing, stress testing, back testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Advisor anticipates that the Fund will use and comply with a relative VaR test and anticipates using the Bloomberg Ethereum Index for purposes of Rule 18f-4 compliance. The designated index is subject to change.

The Trust notes that it expects its derivatives risk management program will operate in substantially the same manner as the derivatives risk management program for the ProShares Ether ETF, which has been in operation since October 2023.

Simulated Performance

2.Comment: Please supplementally discuss how the Fund would be expected to perform during significant daily downturns in the price of ether and ether futures, such as the downturn that occurred on May 18, 2021 to May 25, 2021, or during significant daily downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022, and November 8 and 9, 2022. Would such price changes impact the Fund’s operations and/or its ability to meet its investment objective and execute its principal strategies?

Response: The Advisor believes (i) the Fund would have operated as expected if it had been in operation on May 18, 2021 to May 25, 2021, June 13, 2022, and November 8 and 9, 2022; and, (ii) the Fund would not have experienced any significant issues obtaining appropriate investment exposure, exiting its positions, honoring redemptions (if any) or calculating a NAV.

On May 18, 2021, to May 25, 2021, based on daily settlement prices, front-month ether futures contracts declined 25.96%. Likewise, on June 13, 2022, based on daily settlement prices, front- month ether futures contracts declined 26.39%. Lastly, from November 8, 2022 to November 9, 2022, based on daily settlement prices, front-month ether futures contracts declined 29.24%.

The NAV of the Ether ProFund, investing in front-month ether futures contracts, would likely have declined about 25.96%, had the Fund been in operation from May 18, 2021 to May 25, 2021.

While there was significant volatility in ether and ether futures contracts on each of these dates, trading continued throughout the day with significant volume and closing prices were reported. The notional volume of front-month ether futures contracts averaged $0.835 billion from May 18, 2021 to May 25, 2021, was $1.115 billion on June 13th, $1.911 billion on November 8th and $1.269 billion on November 9th.

Open interest in front-month ether futures contracts increased by 13.92% (316 contracts) from May 18, 2021 to May 25, 2021, declined by 7.3% (231 contracts) on June 13th, declined by 20.1% (583 contracts) on November 8th, and increased by 62.9% (1,454 contracts) on November 9th, as compared to the day before.

This performance of ether on the above-mentioned dates indicates that there was significant interest on both sides of the trade, from both the buyers and the sellers. The 1-month correlation between the price returns of front month CME ether futures contracts and spot ether as of May 25, 2021 (0.9794), June 13th (0.9996), and as of November 9th (0.9986) were not meaningfully different from the full sample correlation (0.9867), notwithstanding the volatility in the market on those dates.

In light of this liquidity, the Advisor believes the Fund would have been able to obtain the desired futures exposure and exit its positions, if necessary. The Advisor further notes that as the Fund is expected to be actively managed, the Fund would not be required to enter or exit positions if, in the Advisor's judgement, it cannot do so at a reasonable price. Additionally, the CME reported a closing price for CME ether futures on each of these days. This would have allowed the Fund to calculate an end-of-day NAV.

In light of the above, the Advisor believes that the market events on these days would not have had a material impact on (i) the liquidity profile of the Fund, (ii) the ability of the Fund to obtain appropriate investment exposure or to meet redemption requests, (iii) the ability of the Fund to calculate NAV, or (iv) otherwise had a material adverse impact on the operations of the Fund or secondary market trading of Fund shares.

The Fund is not expected to have exposure to bitcoin.

Subsidiary

3.Comment: Disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than the entity wholly owned by the Fund.

Response: The Trust has revised the section entitled "Investment in a Subsidiary" in the Statement of Additional Information (“SAI”) as follows:

The Fund ~~intends to~~ (the “Parent Fund”) may achieve commodity exposure through investment in ~~[~~ProFunds Cayman Ether Strategy Portfolio~~]~~, a wholly- owned subsidiary of the Parent Fund (the “Subsidiary”) organized under the laws of the Cayman Islands. The Parent Fund’s investment in its Subsidiary is intended to provide ~~the~~ such Parent Fund with exposure to commodity and financial markets in accordance with applicable rules and regulations.

The Subsidiary may invest in derivatives, including futures, forwards, option and swap contracts, notes and other investments intended to serve as margin or collateral or otherwise support the Subsidiary's derivatives positions.

The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, except for the entity that is wholly owned by the Fund.

4.Comment: Disclose that the Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Trust confirms that such disclosures can be found in response to Item 9 in the section entitled "Subsidiary Investment Risk" which states:

The~~Each~~ Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with the subsidiary.

5.Comment: Disclose that the Fund complies with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: The Trust confirms that such disclosures can be found in the "Subsidiary Investment Risk" included in response to Item 9 as noted in response to Comment 4.

6.Comment: Disclose that any investment adviser to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Trust has revised its ‘Subsidiary Investment Risk’ disclosure contained in the statutory prospectus as follows:

The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with ~~the~~ its subsidiary. In addition, the Subsidiary complies with the provision of the 1940 Act relating to investment advisory contracts, affiliated transactions, and custody.

The Trust confirms that the Fund will include the investment advisory agreement between the subsidiary and its advisor as a material contract in its registration statement.

7.Comment: Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Trust has revised the disclosure as requested as noted in response to Comment 6. JPMorgan Chase Bank, N.A., the Fund's custodian, will serve as custodian to the subsidiary.

8.Comment: Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Trust confirms that the principal investment strategies and principal risks of the Subsidiary and the Fund are disclosed as part of the principal investment strategies and principal risks of the Fund.

9.Comment: Please supplementally confirm that:

•the financial statements of the Subsidiary will be consolidated with those of the Fund (if not, please explain why not);

•the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder;

•the Subsidiary and its board of directors will designate an agent for service of process in the United States; and

•the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other expenses” in the Fund’s fee table.

Response: The Trust so confirms.

Principal Investment Strategies

Where disclosure is requested, please include in the Fund’s summary prospectus.

10.Comment: Please disclose an 80% policy such that the Fund maintains an 80% exposure to the terms used in its name.

Response: The Trust has revised its disclosure by adding the following language to the 'Principal Investment Strategy' section.

Under normal circumstances, the Fund will invest at least 80% of its total assets in instruments that provide exposure to ether and/or in instruments with similar economic characteristics.

In addition, the Fund has added the following language to the SAI:

The Rule 35d-1 Fund is subject to the SEC “names rule” (Rule 35d-1 under the 1940 Act) and commits to invests at least 80% of its assets (i.e., net assets plus borrowings for investment purposes), under normal circumstances, in the types of securities suggested by its name and/or investments with similar economic characteristics. Such exposure may be obtained through direct investments and/or through investments with similar economic characteristics. For purposes of such an investment policy, “assets” includes not only the amount of the Fund’s net assets attributable to investments providing direct investment exposure to the type of investments suggested by its name (e.g., the value of stocks, or the value of derivative instruments such as futures, options or options on futures), but also cash and cash equivalents that are segregated on the Fund’s books and records or being used as collateral, as required by applicable regulatory guidance, or otherwise available to cover such investment exposure. The Board has adopted a non-fundamental policy to provide investors with at least 60 days’ notice prior to changes in the Fund’s name policy.

11.Comment: Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund’s net assets.

Response: The Trust so confirms.

12.Comment: If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).

Response: The Trust confirms that such disclosure can be found in response to Item 4 in the section entitled “Reverse Repurchase Agreements”, which states that they are intended “to help achieve the Fund’s investment objective.”

13.Comment: Please supplementally explain how the Fund will determine the performance of bitcoin and ether for purposes of its investment objective, as well as measuring fund performance.

Response: For purposes of the Fund’s investment objective, the Advisor will measure the performance of ether using the Bloomberg Ethereum Index. The Fund’s performance will be measured based on the Fund’s valuation guidelines, which generally provides that the ether futures contracts held by the Fund will be valued at the official settlement price on the relevant exchange or the last sale price prior to the time the Fund determines its NAV. The Fund does not anticipate having exposure to Bitcoin.

14.Comment: Please specify that the "crypto futures contracts" in which the Fund invests are only those relating to ether and bitcoin, as applicable. This may be done by changing the word "crypto futures contracts" to "bitcoin futures contracts and ether future contracts" or by defining "bitcoin futures contracts and ether future contracts" as "Bitcoin and Ether Futures." This comment applies to all such references throughout the document.

Response: The Trust will revise the B-Filing as requested.

15.Comment: Under the “Crypto Futures Contracts” paragraph, please specify that the Fund invests in cash-settled crypto futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”). Also, see previous comment regarding the use of term "crypto futures.”

Response: The Trust confirms that the requested disclosure is included in “Ether Futures Contracts” which specifies that the fund invests in “cash-settled ether futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”)”. Regarding the use of “crypto futures,” please see the response to Comment 14.

Principal Risks

Please include requested disclosure in the Fund’s summary prospectus.

16.Comment: Please disclose that crypto asset trading platforms are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response: The Trust respectfully declines to include the requested disclosure in the Fund’s summary prospectus. The Trust notes the requested disclosure is included in response to Item 9, under the section titled "Crypto and Crypto Futures Risk – The regulatory environment relating to crypto and crypto futures," which states:

Future regulatory changes or enforcement actions by regulatory authorities may alter, perhaps to a material extent, the ability to buy and sell ~~crypto~~ ether and ether ~~crypto~~ futures. Similarly, future regulatory changes or enforcement actions could impact the ability of ~~a~~ the Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned.

For example, if ether were determined or were expected to be determined to be a security under the federal securities laws or state securities laws, it is possible certain ether trading venues would no longer facilitate trading in ether. As a result, trading in ether futures may be completely halted or otherwise disrupted, or become significantly more volatile, ether futures may become illiquid and/or lose significant value, and ~~a~~ the Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, the value of an investment in ~~a~~ the Fund could decline significantly and without warning, including to zero. There is no guarantee that security futures on ether would begin trading on any particular timeframe or at all or that ~~a~~ the Fund would be able to invest in such instruments. The determination that ether is a security and the related impacts on ether futures contracts may result in extraordinary expenses for ~~a~~ the Fund.

17.Comment: We note the disclosure that a significant portion of the demand for bitcoin and ether may be the result of speculation. Please clarify that the value of bitcoin and ether has been, and may continue to be, substantially dependent on speculation.

Response: The Trust has revised the Item 4 disclosure as requested by adding the following sentence to the risks entitled “Ether Risk”:

A significant portion of the demand for ether may be the result of speculation. Consequently, the value of ether has been, and may continue to be, substantially dependent on speculation.

Given that the Fund does not expect to have exposure to bitcoin, the Trust will remove the disclosure on the "demand for bitcoin" in the B-filing.

18.Comment: We note the disclosure regarding the risk of exploits in the prospectus. Please clarify that code running on the Ethereum blockchain has been exploited and briefly refer to the exploit of The DAO’s smart contract in June 2016 as an example.

Response: The Trust has revised its Item 4 disclosure in the section entitled “Ether Risk” as follows:

As a result, events that are not necessarily related to the security or utility of ether can nonetheless cause a significant decline in the price of ether (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022). Additionally, the Ethereum Network’s protocol, including the code of smart contracts running on the Ethereum Network, may contain flaws that can be, and have been, exploited by attackers (e.g., the exploit of The DAO’s smart contract in June 2016 that result in a permanent hard fork).

19.Comment: Please also discuss the exposure of ether to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain can nonetheless precipitate a significant decline in the price of ether (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response: The Trust has revised the Amendment as requested by adding the following to the "Ether Risk" included in the summary section of the Prospectus:

~~Additionally,~~ L~~l~~egal or regulatory changes may negatively impact the operation of the Ethereum Network or restrict the use of ether....

In addition, digital asset trading venues and other participants may have significant exposure to other digital assets. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the Ethereum Network. As a result, events that are not necessarily related to the security or utility of ether can nonetheless cause a significant decline in the price of ether (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

20.Comment: With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether. In this regard, we note the disclosure provided in the Statement of Additional Information.

Response: The Trust respectfully declines to include the requested disclosure in the Fund’s summary prospectus. The Trust notes that the requested language is included in response to Item

16 under the section titled “Ether-Related Investments”:

It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with the Ethereum Network by offering faster transaction processing and/or lower fees.

The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of ether, and as a result, an investment in the Fund.

The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by so-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solution, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

21.Comment: With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero- knowledge cryptography and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin. In this regard, you should note the risk related to transactions other than opening and closing transactions being executed off the blockchain. In this regard, we note the disclosure provided in the Statement of Additional Information.

Response: Given that the Fund does not expect to have exposure to bitcoin, the Trust will remove the disclosure related to the bitcoin blockchain in the B-filing

22.Comment: Please explain that the price movements of ether and bitcoin generally have been highly correlated, and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response: Given that the Fund does not expect to have exposure to bitcoin, the Trust respectfully declines to include the requested language.

23.Comment: Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as “whales”), in addition to influencing the price of ether or bitcoin, may have the ability to manipulate the price of ether or bitcoin.

Response: The Trust notes that the requested disclosure is included in the section entitled “Ether Risk” in the Fund’s summary prospectus. Specifically, the "Ether Risk" section states that:

A significant portion of ether is held by a small number of holders sometimes referred to as "whales". Transactions of these holders may influence the price of ether.

The Fund is not expected to have exposure to bitcoin.

24.Comment: Under "Bitcoin Risk", please add after "a[s] a result of the lack of regulation" the following: "or lack of compliance with applicable regulation.” Please apply this comment globally.

Response: Given that the Fund does not expect to have exposure to bitcoin, the Trust will remove "Bitcoin Risk" from the B-filing.

25.Comment: Under "Ether Risk", please add after "largely unregulated" the following language: "may be operating out of compliance with applicable regulation.” Please add to the following sentence: "or lack of compliance with applicable regulation.” Please apply this comment globally. Response: The Trust will revise the B-Filing as requested.

26.Comment: Under “Adoption and use of crypto,” please clarify that the risk described applies to bitcoin as well as ether.

Response: Given that the Fund does not expect to have exposure to bitcoin, the Trust respectfully declines to make the requested change.

28.Comment: Under “Cybersecurity” please describe the risks associated with the Ethereum blockchain, in addition to the risks associated with Bitcoin Network.

Response: The Trust will update the "Cybersecurity" disclosure to outline the risks associated with the Ethereum Blockchain and eliminate references to the Bitcoin Network.

As a digital asset, ~~crypto~~ ether is subject to the risk that malicious actors will exploit flaws in its code or structure, or that of digital asset trading venues, that will allow them to, among other things, steal ~~crypto~~ ether held by others, control the blockchain, steal personally identifying information, or issue significant amounts of ~~crypto~~ ether in contravention of the ~~relevant~~ Ethereum protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of ~~crypto and crypto~~ Ether and Ether futures contracts. Additionally, the ~~Bitcoin~~ Ether Network’s functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of the ~~Bitcoin~~ Ether Network. Any technical disruptions or regulatory limitations that affect Internet access may have an adverse effect on the ~~Bitcoin~~ Ether Network, the price and liquidity of ~~crypto~~ ether, and the value of an investment in the Fund. The Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be, and have been, exploited by attackers (e.g., the exploit of The DAO’s smart contract in June 2016 that result in a permanent hard ~~Fund~~ fork).

Investment Objectives, Principal Investment Strategies and Related Risks – Statutory Prospectus

29.Comment: In response to Item 9, under the heading “Adoption and use of crypto”, please include relevant references to bitcoin in the following sentence: “A contraction in the use of ether may result in a lack of liquidity and increased volatility in the price of ether.”

Response: The Trust will update the "Adoption and use of crypto" disclosure to outline the risks associated with ether and eliminate references to bitcoin.

30.Comment: In response to Item 9, under the heading “Cybersecurity”, please include relevant references to the Ethereum blockchain in the following paragraph: “Additionally, the Bitcoin Network’s functionality relies on the Internet. A significant disruption of Internet connectivity…” Response: The Trust will revise the disclosure as noted in response to Comment 28.

General

31.Comment: Please supplementally confirm that the Fund’s code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

Response: The Trust so confirms.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman ProFund Advisors LLC Senior Director, Counsel